SUB-ITEM 77C

      On December 5, 2003, a special meeting of the shareholders of Separate Account Ten of Integrity Life Insurance Company (the "Separate Account") was held to consider and act upon the following item of business: (1) To approve an Agreement and Plan of Reorganization providing for the acquisition of all of the assets and liabilities of the Separate Account by and in exchange for shares of Touchstone Enhanced Dividend 30 Fund of Touchstone Variable Series Trust and the transfer by the Separate Account of those shares to Separate Account II of Integrity Life Insurance Company in exchange for units that will be transferred to the Separate Account's shareholders.

      At the special meeting, shareholders of the Separate Account approved the Agreement and Plan of Reorganization, with shareholders of the Separate Account casting 487,056.366 votes, or 89.95%, in the affirmative; 24,166.839 votes, or 4.46%, against; and 30,253.957 votes, or 5.59%, abstaining.